================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

               Hutchison Telecommunications International Limited
               --------------------------------------------------
                                (Name of Issuer)

                   Ordinary Shares, nominal value HK$0.25 each
                   -------------------------------------------
                         (Title of Class of Securities)

                                   44841T 10 7
                                 --------------
                                 (CUSIP Number)

                                  Ragy Soliman
                         Orascom Telecom Holding S.A.E.
                      2005A Nile City Towers - South Tower
                                Corniche El Nile
                                  Cairo - Egypt
                                 +20 2 2461 5161
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 25, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

================================================================================

                                  SCHEDULE 13D

---------------------
CUSIP No. 44841T 10 7
---------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Orascom Telecom Eurasia Limited - Not Applicable
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [ ]
       (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
            AF, OO
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Malta
-------------------- ------ ----------------------------------------------------
NUMBER OF SHARES     7      SOLE VOTING POWER
BENEFICIALLY OWNED                0 Ordinary Shares of the Issuer (1)
BY EACH REPORTING    ------ ----------------------------------------------------
PERSON WITH          8      SHARED VOTING POWER
                                  0 Ordinary Shares of the Issuer (1)(2)
                     ------ ----------------------------------------------------
                     9      SOLE DISPOSITIVE POWER
                                  0 Ordinary Shares of the Issuer (1)
                     ------ ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                  0 Ordinary Shares of the Issuer (1)(2)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0 Ordinary Shares of the Issuer (1)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0% (3)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

(1) As described in this Schedule 13D/A, pursuant to the terms of Placement Agreements dated as of October 25, 2007 (the "October Placement Agreement") and November 12, 2007 (the "November Placement Agreement," and together with the October Placement Agreement, the "Placement Agreements") between Orascom Telecom Eurasia Limited ("Orascom Eurasia") and Citigroup Global Markets Asia Limited ("Citi"), Orascom Eurasia sold an aggregate of 237,625,000 Ordinary Shares, nominal value HK$0.25 each (the "Ordinary Shares"), of Hutchison Telecommunications International Limited (the "Issuer") at a price of HK$10.70 per share, for total consideration of approximately HK$2,542,587,500. The Placement Agreements are described in
     Item 4 of this Schedule 13D/A and are attached hereto as Exhibits 10.1 and 10.2.

     As further described in this Schedule 13D/A, on December 4, 2007, Orascom Eurasia and Orascom Telecom Holding S.A.E. ("Orascom Telecom") entered into a share purchase agreement with Yuda Limited ("Yuda") pursuant to which Orascom Eurasia sold 239,108,144 of its remaining 680,134,172 Ordinary Shares of the Issuer to Yuda at a price of HK$11.00 per share for total consideration of HK$2,630,189,584. Orascom Eurasia and Orascom Telecom entered into a second share purchase agreement on December 4, 2007 with Hutchison Whampoa Limited and Hutchison Telecommunications Investment Holdings Limited ("HTIHL"), pursuant to which Orascom Eurasia sold its remaining 441,026,028 Ordinary Shares of the Issuer to HTIHL at a price of HK$11.00 per share, for total consideration of HK$4,851,286,308. Both share purchase agreements closed on January 3, 2008. The share purchase agreements are described in Item 4 of this Schedule 13D/A and are attached hereto as Exhibits 10.3 and 10.4.

(2) Reflecting the termination, on January 3, 2008, of the Shareholders' Agreement, filed with the Securities and Exchange Commission as an exhibit to the Original Schedule 13D (as defined below), which provided for certain obligations and restrictions with respect to the voting and disposition of the Ordinary Shares held by Orascom Eurasia and HTIHL.

(3) Based on 4,782,162,875 Ordinary Shares of the Issuer which were issued and outstanding as of December 4, 2007.

                                  SCHEDULE 13D

---------------------
CUSIP No. 44841T 10 7
---------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Orascom Telecom Holding S.A.E. - Not Applicable
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [ ]
       (b) [X]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
            OO, WC
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Arab Republic of Egypt
-------------------- ------ ----------------------------------------------------
NUMBER OF SHARES     7      SOLE VOTING POWER
BENEFICIALLY OWNED                0 Ordinary Shares of the Issuer (1)
BY EACH REPORTING    ------ ----------------------------------------------------
PERSON WITH          8      SHARED VOTING POWER
                                  0 Ordinary Shares of the Issuer (1)(2)
                     ------ ----------------------------------------------------
                     9      SOLE DISPOSITIVE POWER
                                  0 Ordinary Shares of the Issuer (1)
                     ------ ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                  0 Ordinary Shares of the Issuer (1)(2)
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0 Ordinary Shares of the Issuer (1)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%(3)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
            HC, CO
--------------------------------------------------------------------------------

(1)  See footnote (1) on page 2.
(2)  See footnote (2) on page 3.
(3) Based on 4,782,162,875 Ordinary Shares of the Issuer which were issued and outstanding as of December 4, 2007.

                                  SCHEDULE 13D

---------------------
CUSIP No. 44841T 10 7
---------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Weather Capital S.a.r.l. - Not Applicable
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [ ]
       (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
            OO, AF
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Luxembourg
-------------------- ------ ----------------------------------------------------
NUMBER OF SHARES     7      SOLE VOTING POWER
BENEFICIALLY OWNED               0 Ordinary Shares of the Issuer
BY EACH REPORTING    ------ ----------------------------------------------------
PERSON WITH          8      SHARED VOTING POWER
                                 0 Ordinary Shares of the Issuer
                     ------ ----------------------------------------------------
                     9      SOLE DISPOSITIVE POWER
                                 0 Ordinary Shares of the Issuer
                     ------ ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                 0 Ordinary Shares of the Issuer
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0 Ordinary Shares of the Issuer (1)(2)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%(3)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
            HC, CO
--------------------------------------------------------------------------------

(1)  See footnote (1) on page 2.
(2)  See footnote (2) on page 3.
(3) Based on 4,782,162,875 Ordinary Shares of the Issuer which were issued and outstanding as of December 4, 2007.

                                  SCHEDULE 13D

---------------------
CUSIP No. 44841T 10 7
---------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Weather Investments S.p.A. - Not Applicable
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [ ]
       (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
            OO, AF
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Italy
-------------------- ------ ----------------------------------------------------
NUMBER OF SHARES     7      SOLE VOTING POWER
BENEFICIALLY OWNED               0 Ordinary Shares of the Issuer
BY EACH REPORTING    ------ ----------------------------------------------------
PERSON WITH          8      SHARED VOTING POWER
                                 0 Ordinary Shares of the Issuer
                     ------ ----------------------------------------------------
                     9      SOLE DISPOSITIVE POWER
                                 0 Ordinary Shares of the Issuer
                     ------ ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                 0 Ordinary Shares of the Issuer
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0 Ordinary Shares of the Issuer (1)(2)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%(3)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
            HC, CO
--------------------------------------------------------------------------------

(1)  See footnote (1) on page 2.
(2)  See footnote (2) on page 3.
(3) Based on 4,782,162,875 Ordinary Shares of the Issuer which were issued and outstanding as of December 4, 2007.

                                  SCHEDULE 13D

---------------------
CUSIP No. 44841T 10 7
---------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Weather Investments II S.a.r.l. - Not Applicable
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [ ]
       (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
            OO, AF
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Luxembourg
-------------------- ------ ----------------------------------------------------
NUMBER OF SHARES     7      SOLE VOTING POWER
BENEFICIALLY OWNED               0 Ordinary Shares of the Issuer
BY EACH REPORTING    ------ ----------------------------------------------------
PERSON WITH          8      SHARED VOTING POWER
                                 0 Ordinary Shares of the Issuer
                     ------ ----------------------------------------------------
                     9      SOLE DISPOSITIVE POWER
                                 0 Ordinary Shares of the Issuer
                     ------ ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                 0 Ordinary Shares of the Issuer
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0 Ordinary Shares of the Issuer (1)(2)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%(3)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
            HC, CO
--------------------------------------------------------------------------------

(1)  See footnote (1) on page 2.
(2)  See footnote (2) on page 3.
(3) Based on 4,782,162,875 Ordinary Shares of the Issuer which were issued and outstanding as of December 4, 2007.

                                  SCHEDULE 13D

---------------------
CUSIP No. 44841T 10 7
---------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            April Holding - Not Applicable
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [ ]
       (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
            OO, AF
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-------------------- ------ ----------------------------------------------------
NUMBER OF SHARES     7      SOLE VOTING POWER
BENEFICIALLY OWNED               0 Ordinary Shares of the Issuer
BY EACH REPORTING    ------ ----------------------------------------------------
PERSON WITH          8      SHARED VOTING POWER
                                 0 Ordinary Shares of the Issuer
                     ------ ----------------------------------------------------
                     9      SOLE DISPOSITIVE POWER
                                 0 Ordinary Shares of the Issuer
                     ------ ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                 0 Ordinary Shares of the Issuer
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0 Ordinary Shares of the Issuer (1)(2)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%(3)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
            HC, CO
--------------------------------------------------------------------------------

(1)  See footnote (1) on page 2.
(2)  See footnote (2) on page 3.
(3) Based on 4,782,162,875 Ordinary Shares of the Issuer which were issued and outstanding as of December 4, 2007.

                                  SCHEDULE 13D

---------------------
CUSIP No. 44841T 10 7
---------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            February Private Trust Company Limited - Not Applicable
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) [ ]
       (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
            OO, AF
------ -------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
            Jersey
-------------------- ------ ----------------------------------------------------
NUMBER OF SHARES     7      SOLE VOTING POWER
BENEFICIALLY OWNED               0 Ordinary Shares of the Issuer
BY EACH REPORTING    ------ ----------------------------------------------------
PERSON WITH          8      SHARED VOTING POWER
                                 0 Ordinary Shares of the Issuer
                     ------ ----------------------------------------------------
                     9      SOLE DISPOSITIVE POWER
                                 0 Ordinary Shares of the Issuer
                     ------ ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
                                 0 Ordinary Shares of the Issuer
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0 Ordinary Shares of the Issuer (1)(2)
------ -------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0%(3)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
            CO, OO
--------------------------------------------------------------------------------

(1)  See footnote (1) on page 2.
(2)  See footnote (2) on page 3.
(3) Based on 4,782,162,875 Ordinary Shares of the Issuer which were issued and outstanding as of December 4, 2007.

Amendment No. 1 to Schedule 13D

          This Amendment No. 1 (the "Schedule 13D/A") amends and supplements the statement on Schedule 13D filed by the Reporting Persons (as defined below) on January 3, 2006 (the "Original Schedule 13D"). This Schedule 13D/A is being filed to report a change in the number and percentage of outstanding Ordinary Shares, nominal value HK$0.25 each (the "Ordinary Shares"), of Hutchison Telecommunications International Limited (the "Issuer") beneficially owned by the Reporting Persons, which occurred as a result of (i) the sale by Orascom Telecom Eurasia Limited ("Orascom Eurasia") of 237,625,000 Ordinary Shares of the Issuer over the Hong Kong Stock Exchange pursuant to placement agreements, dated October 25, 2007 and November 12, 2007 (the "Placement Agreements") between Orascom Eurasia and Citigroup Global Markets Asia Limited ("Citi"), and
(ii) the sale by Orascom Eurasia of its remaining 680,134,172 Ordinary Shares pursuant to two share purchase agreements, dated December 4, 2007, which are described in more detail below. Upon closing of both share purchase agreements on January 3, 2008, the Reporting Persons ceased to own any Ordinary Shares of the Issuer. The total number of outstanding Ordinary Shares of the Issuer was 4,782,162,875 as of December 4, 2007, as reported in the Corporate Substantial Shareholder Notice filed by Hutchison Whampoa Limited with the Stock Exchange of Hong Kong on December 7, 2007.

          This Schedule 13D/A is being filed jointly by the following persons (each, individually, a "Reporting Person" and collectively the "Reporting Persons"): Orascom Telecom Eurasia Limited, a limited liability company organized under the laws of Malta, Orascom Telecom Holding S.A.E., a joint stock company incorporated under the laws of Egypt, Weather Capital S.a.r.l., a societe a responsabilite limtee organized under the laws of Luxembourg, Weather Investments S.p.A., a societa per aczioni, organized under the laws of Italy, Weather Investments II S.a.r.l., a societe a responsabilite limtee organized under the laws of Luxembourg, April Holding, an exempted limited company organized under the laws of the Cayman Islands and February Private Trust Company Limited (in its capacity as trustee of March Trust), an exempted limited company organized under the laws of Jersey.

          All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the previously filed Original
Schedule 13D.

Item 4. Purpose of Transaction

          The first paragraph of Item 4 is hereby amended and restated as follows:

         The sales by the Reporting Persons of the Ordinary Shares of the Issuer pursuant to the Placement Agreements, the Yuda Share Purchase Agreement (as defined below) and the HWL Share Purchase Agreement (as defined below), were effected by the Reporting Persons with the intentions to divest their holdings in the Issuer. As a result of the closing of the Yuda Share Purchase Agreement and the HWL Share Purchase Agreement on January 3, 2008, the Reporting Persons no longer own any Ordinary Shares of the Issuer.

          Item 4 is hereby amended to add the following before the last paragraph:

          Placement Agreements

          On October 25, 2007, Orascom Eurasia entered into a placement agreement with Citi, pursuant to which Citi agreed to use its best efforts to procure purchasers for up to 237,625,000 Ordinary Shares of the Issuer owned by Orascom Eurasia at a purchase price per share of HK$10.70 (the "October Placement Agreement"). Upon closing on October 30, 2007, Orascom Eurasia sold 143,432,000 Ordinary Shares of the Issuer over the Stock Exchange of Hong Kong at a price per share of HK$10.70, for total consideration of HK$1,534,722,400.

          On November 12, 2007, Orascom Eurasia entered into a second placement agreement with Citi, pursuant to which Citi agreed to use its best efforts to procure purchasers for up to 94,193,000 Ordinary Shares of the Issuer owned by Orascom Eurasia (the balance of the 237,625,000 Ordinary Shares remaining unsold under the October Placement Agreement) at a purchase price per share of HK$10.70 (the "November Placement Agreement"). Upon closing on November 15, 2007, Orascom Eurasia sold 94,193,000 Ordinary Shares of the Issuer over the Stock Exchange of Hong Kong at a price per share of HK$10.70, for total consideration of HK$1,007,865,100.

          The foregoing description of the Placement Agreements is a summary and all statements made herein related to such agreements are qualified in their entirety by reference to the complete text of the agreements, which are filed as Exhibits 10.1 and 10.2 hereto and are incorporated herein by reference.

          Share Purchase Agreements

          On December 4, 2007, Yuda Limited, a company incorporated in the British Virgin Islands ("Yuda"), Orascom Eurasia, a company established under the laws of Malta, and Orascom Telecom, a company incorporated under the laws of Egypt, entered into a share purchase agreement, pursuant to which Yuda agreed to acquire 239,108,144 Ordinary Shares of the Issuer from Orascom Eurasia at a price per share of HK$11.00 for total consideration of HK$2,630,189,584, to be paid at closing (the "Yuda Share Purchase Agreement"). In consideration of Yuda entering into the Yuda Share Purchase Agreement, Orascom Telecom unconditionally and irrevocably guaranteed to Yuda the due and punctual performance and payment by Orascom Eurasia. The closing of the Yuda Share Purchase Agreement was accelerated from January 4, 2008 to January 3, 2008, pursuant to a supplemental letter, dated December 27, 2007, between Orascom Eurasia, Orascom Telecom and Yuda (the "Yuda Supplemental Letter").

          Orascom Eurasia and Orascom Telecom entered into a second share purchase agreement on December 4, 2007, with Hutchison Whampoa Limited, a company incorporated in the People's Republic of China, Hong Kong ("HWL") and Hutchison Telecommunications Investment Holdings Limited, a company incorporated in the British Virgin Islands and an indirect wholly owned subsidiary of HWL ("HTIHL"), pursuant to which HWL through HTIHL agreed to acquire 441,026,028 Ordinary Shares of the Issuer from Orascom Eurasia at a price per share of HK$11.00 for total consideration of HK$4,851,286,308, to be paid at closing (the "HWL Share Purchase Agreement"). In consideration of HTIHL and HWL entering into the HWL Share Purchase Agreement, Orascom Telecom unconditionally and irrevocably guaranteed the due and punctual performance and payment by Orascom Eurasia. The closing of the HWL Share Purchase Agreement was accelerated from January 4, 2008 to January 3, 2008, pursuant to a supplemental letter, dated December 27, 2007, between Orascom Eurasia, Orascom Telecom, HWL and HTIHL (the "HWL Supplemental Letter," and together with the Yuda Supplemental Letter, the "Supplemental Letters").

          The foregoing description of the Yuda Share Purchase Agreement and the HWL Share Purchase Agreement is a summary and all statements made herein related to such agreements are qualified in their entirety by reference to the complete text of the agreements, which are filed as Exhibits 10.3 and 10.4 hereto and are incorporated herein by reference.

          Termination of Shareholders' Agreement

          Pursuant to the HWL Share Purchase Agreement, Orascom Eurasia, Orascom Telecom, HTIHL and HWL entered into a letter agreement, dated January 3, 2008 (the "Shareholders' Agreement Termination Letter") for termination of the Shareholders' Agreement, entered into by such parties on December 21, 2005, with mutual release and waiver of all parties' respective rights and claims thereunder. The two directors nominated by Orascom Eurasia to serve on the Issuer's Board of Directors pursuant to the Shareholders' Agreement have resigned. The Shareholders' Agreement Termination Letter is filed as Exhibit
10.5 hereto and is incorporated herein by reference.

          Termination of Amended and Restated Registration Rights Agreement

          Pursuant to the HWL Share Purchase Agreement, Orascom Eurasia, HTIHL, Cheung Kong (Holdings) Limited and the Issuer entered into a letter agreement, dated January 3, 2008 (the "Registration Rights Termination Letter") for termination of the Amended and Restated Registration Rights Agreement, entered into by such parties on December 21, 2005, with mutual release and waiver of all parties' respective rights and claims thereunder. The Registration Rights Termination Letter is filed as Exhibit 10.6 hereto and is incorporated herein by reference.

          Termination of Co-operation Agreement

          In connection with the Share Purchase Agreement, dated December 21, 2005, between Orascom Eurasia, Orascom Telecom, HTIHL and HWL, Orascom Telecom and the Issuer entered into a co-operation agreement, dated December 21, 2005 (the "Co-operation Agreement"). The Co-operation Agreement provided for co-operation between Orascom Telecom and the Issuer in the areas of procurement; technologies and networks; IT and international business in order to achieve commercial, operational and technological synergies. Pursuant to the terms of the HWL Share Purchase Agreement, Orascom Telecom and the Issuer entered into a letter agreement, dated January 3, 2008 (the "Co-operation Termination Letter") for termination of the Co-operation Agreement. The Co-operation Agreement and the Co-operation Termination Letter are filed as Exhibit 10.7 and 10.8 hereto and are incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

          The first two paragraphs of Item 5 are amended and restated as follows:

          The Information set forth in Item 4 hereof is hereby incorporated by reference into this Item 5.

          As a result of the closing of the share purchase agreements on January 3, 2008, Orascom Eurasia is no longer the record owner or beneficial owner of any Ordinary Shares of the Issuer. As of such date, Orascom Telecom does not directly or beneficially own any Ordinary Shares of the Issuer.

          The Shareholders' Agreement, which provided for certain obligations and restrictions with respect to the voting and disposition of the Ordinary Shares held by Orascom Eurasia and HTIHL, was terminated on January 3, 2008. As a result, the Reporting Persons are not deemed to have shared power to vote and dispose of any Ordinary Shares of the Issuer that were previously subject to the Shareholders' Agreement.

          The final paragraph of Item 5 is amended and restated as follows:

          Percentages set forth in this Schedule 13D/A were calculated based on an aggregate total of 4,782,162,875 issued and outstanding Ordinary Shares, as of December 4, 2007, as reported in the Corporate Substantial Shareholder Notice filed by HWL with the Stock Exchange of Hong Kong on December 7, 2007.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Item 6 is amended to add the following two paragraphs:

          The Supplemental Letters, as described in Item 4 hereof, are filed as Exhibits 10.9 and 10.10 to this Schedule 13D/A.

          The information set forth in Item 4 hereof is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

The documents which have been filed as Exhibits to this Schedule 13D/A are listed in the Exhibit Index herein.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 14, 2008


                                                ORASCOM TELECOM HOLDING S.A.E.


                                                By:  /s/ Naguib Sawiris
                                                     ---------------------------
                                                Name:  Naguib Sawiris
                                                Title: Chairman of the Board and
                                                        Chief Executive Officer

                                                ORASCOM TELECOM EURASIA LIMITED


                                                By:  /s/ Naguib Sawiris
                                                     ---------------------------
                                                Name:  Naguib Sawiris
                                                Title: Director

                                                WEATHER CAPITAL S.A.R.L.


                                                By:  /s/ Naguib Sawiris
                                                     ---------------------------
                                                Name:  Naguib Sawiris
                                                Title: Director

                                                WEATHER INVESTMENTS S.P.A.


                                                By:  /s/ Naguib Sawiris
                                                     ---------------------------
                                                Name:  Naguib Sawiris
                                                Title: Director

                                                WEATHER INVESTMENTS II S.A.R.L.


                                                By:  /s/ Naguib Sawiris
                                                     ---------------------------
                                                Name:  Naguib Sawiris
                                                Title: Director

                                          APRIL HOLDING


                                          By: /s/ Naguib Sawiris
                                              ----------------------------------
                                          Name:  Naguib Sawiris
                                          Title: Director

                                          FEBRUARY PRIVATE TRUST COMPANY, in its
                                           capacity as trustee of March Trust


                                          By: /s/ Hassan Abdou
                                              ----------------------------------
                                          Name:  Hassan Abdou
                                          Title: Director

                                  EXHIBIT INDEX
                                  -------------

Exhibit
No.            Description

-------        -----------------------------------------------------------------


A. Joint Filing Agreement, dated January 3, 2006, among Orascom Telecom Eurasia Limited, Orascom Telecom Holding J.A.E., Weather Capital S.a.r.l., Weather Investments S.r.l., Weather Investments II S.a.r.l., April Holding and Sebruary Private Trust Company , in its capacity as trustee of March Trust.*

1.1 Promissory Note, dated December 21, 2005, payable by Orascom Telecom Eurasia Limited to Hutchison Telecommunications Investment Holdings Limited.*

1.2 Guarantee, dated December 21, 2005, created by Orascom Telecom Holding S.A.E. in favor of Hutchison Telecommunications Investment Holdings Limited of certain of the obligations of Orascom Telecom Eurasia Limited under the Promissory Note.*

1.3 Share Charge, dated December 21, 2005, created by Orascom Telecom Eurasia Limited in favor of Hutchison Telecommunications Investment Holdings Limited.*

2. Share Purchase Agreement, dated December 21, 2005, among Hutchison Telecommunications Investment Holdings Limited, Hutchison Whampoa Limited, Orascom Telecom Holding S.A.E. and Orascom Telecom Eurasia Limited.*

3. Shareholders' Agreement, dated December 21, 2005, among Hutchison Telecommunications Investment Holdings Limited, Hutchison Whampoa Limited, Orascom Telecom Holding S.A.E. and Orascom Telecom Eurasia Limited.*

4. Amended and Restated Registration Rights Agreement, dated as of December 21, 2005, among Hutchison Telecommunications International Limited, Hutchison Telecommunications Investment Holdings Limited, Cheung Kong (Holdings) Limited and Orascom Telecom Eurasia Limited.*

10.1. Placement Agreement, dated October 25, 2007, between Orascom Telecom Eurasia Limited and Citigroup Global Markets Asia Limited.

10.2. Placement Agreement, dated November 12, 2007, between Orascom Telecom Eurasia Limited and Citigroup Global Markets Asia Limited.

10.3. Share Purchase Agreement, dated December 4, 2007, among Yuda Limited, Orascom Telecom Eurasia Limited and Orascom Telecom Holding S.A.E.

10.4. Share Purchase Agreement, dated December 4, 2007, among Hutchison Telecommunications Investment Holdings Limited, Hutchison Whampoa Limited, Orascom Telecom Holding S.A.E. and Orascom Telecom Eurasia Limited.

10.5 Shareholders' Agreement Termination Letter, dated January 3, 2008, among Hutchison Telecommunications Investment Holdings Limited, Hutchison Whampoa Limited, Orascom Telecom Holding S.A.E. and Orascom Telecom Eurasia Limited.

10.6 Registration Rights Termination Letter, dated January 3, 2008, among Hutchison Telecommunications International Limited, Hutchison Telecommunications Investment Holdings Limited, Orascom Telecom Eurasia Limited and Cheung Kong (Holdings) Limited.

10.7 Co-operation Agreement, dated December 21, 2005 between Orascom Telecom Holding S.A.E. and Hutchison Telecommunications International Limited.

10.8 Co-operation Agreement Termination Letter, dated January 3, 2008, between Hutchison Telecommunications International Limited and Orascom Telecom Holding S.A.E.

10.9 Yuda Supplemental Letter, dated December 27, 2007, among Yuda Limited, Orascom Telecom Holding S.A.E. and Orascom Telecom Eurasia Limited

10.10 HWL Supplemental Letter, dated December 27, 2007, among Hutchison Telecommunications Investment Holdings Limited, Hutchison Whampoa Limited, Orascom Telecom Holding S.A.E. and Orascom Telecom Eurasia Limited

               * Filed with the Securities and Exchange Commission as an Exhibit to the Schedule 13D filed on January 3, 2006 and incorporated herein by reference